QMedic_-_Revolutionizing_Home_Health_for_Seniors.mp3

Speaker 1: Meet Maura, mom, grandma, active member of her community. Like all of us, Maura is aging. She lives alone and fell twice last year. Her daughter, Diane, is worried about her mom's safety and looking for ways to keep her living at home. That's where Qmedic comes in. See, Qmedic gives seniors the freedom to live in their own homes and caregiver's peace of mind knowing their loved ones are always protected. Qmedic's wearable sensor identifies abnormal behaviors, then sends real time alerts to caregivers. How? By passively monitoring activity levels, sleep and falls. Qmedic makes it easy for caregivers to review and share data and identify possible health decline before an emergency happens. Developed by MIT scientists, Qmedic is the first and only wearable solution to continuously monitor health behaviors, letting seniors stay connected in the comfort of their owns homes. 76,000,000 baby boomers are retiring. Over 90% want the freedom to age at home with dignity like Maura. Qmedic gives seniors their freedom while keeping them connected, healthy and safe. Learn more about the future of connected living at www.qmedichealth.com.